                   SECURITIES AND EXCHANGE COMMISSION

                         WASHINGTON, D.C. 20549

                              _____________

                                FORM 11-K
                              _____________


(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934

                For the fiscal year ended December 31, 2003

                                   OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

               For the transition period ______ to ______.

                     Commission File Number: 1-10398

    (A) Full title of the plan and address of the plan if different from that of the issuer named below:

             GIANT INDUSTRIES, INC. AND AFFILIATED COMPANIES
                              401(k) PLAN

    (B) Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         GIANT INDUSTRIES, INC.
                      23733 North Scottsdale Road
                       Scottsdale, Arizona 85255

                           REQUIRED INFORMATION

Giant Industries, Inc. and Affiliated Companies 401(k) Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2003 and 2002, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

                                 EXHIBITS

Exhibit 23.1 - Independent Auditors' Consent.

Exhibit 32.1 - Chief Executive Officer's Certification Pursuant to Section
               906 of the Sarbanes-Oxley Act of 2002.

Exhibit 32.2 - Chief Financial Officer's Certification Pursuant to Section
               906 of the Sarbanes-Oxley Act of 2002.

                                  SIGNATURES
                                  ----------

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                       GIANT INDUSTRIES, INC. AND AFFILIATED
                       COMPANIES 401(k) PLAN


Date: June 28, 2004    Signature: /s/ KIM H. BULLERDICK
                                 ---------------------------------------
                                 Kim H. Bullerdick
                                 Administrative Committee Member


Date: June 28, 2004    Signature: /s/ MARK B. COX
                                 ---------------------------------------
                                 Mark B. Cox
                                 Administrative Committee Member


Date: June 28, 2004    Signature: /s/ NATALIE R. DOPP
                                 ---------------------------------------
                                 Natalie R. Dopp
                                 Administrative Committee Member


Date: June 28, 2004    Signature: /s/ CHARLES F. YONKER
                                 ---------------------------------------
                                 Charles F. Yonker
                                 Administrative Committee Member


Date: June 28, 2004    Signature: /s/ ROGER D. SANDEEN
                                 ---------------------------------------
                                 Roger D. Sandeen
                                 Administrative Committee Member

                               APPENDIX 1

            GIANT INDUSTRIES, INC. AND AFFILIATED COMPANIES
                               401(k) PLAN



             FINANCIAL STATEMENTS AS OF AND FOR THE YEARS
                  ENDED DECEMBER 31, 2003 AND 2002,
               SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31,
              2003 AND REPORT OF INDEPENDENT REGISTERED
                       PUBLIC ACCOUNTING FIRM

                         GIANT INDUSTRIES, INC. AND
                      AFFILIATED COMPANIES 401(k) PLAN

                            TABLE OF CONTENTS

                                                                      Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                 1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
  DECEMBER 31, 2003 AND 2002:

    Statements of Net Assets Available for Benefits                     2

    Statements of Changes in Net Assets Available for Benefits          3

    Notes to Financial Statements                                      4-8

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2003 - Form 5500,
  Schedule H, Part IV, Line 4i - Schedule of Assets
    (Held at End of Year) as of December 31, 2003                      9-10


All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

         REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Administrative Committee and Participants
Giant Industries, Inc. and Affiliated Companies 401(k) Plan
Scottsdale, Arizona

We have audited the accompanying statements of net assets available for benefits of the Giant Industries, Inc. and Affiliated Companies 401(k) Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2003 financial statements taken as a whole.



/S/ DELOITTE & TOUCHE LLP
Phoenix, Arizona

June 28, 2004

                                 GIANT INDUSTRIES, INC. AND
                              AFFILIATED COMPANIES 401(k) PLAN

                      STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                 DECEMBER 31, 2003 AND 2002


                                                                   2003          2002
ASSETS

 Investments (Notes 1, 2, 3, and 4)

  Participant-Directed Investments                             $36,853,832   $25,246,422
  Non Participant-Directed Investments                          10,854,732     3,146,255
                                                               -----------   -----------
    Total Investments at Fair Value                             47,708,564    28,392,677
                                                               -----------   -----------
 Receivables

  Employer Contribution                                          2,316,014     2,353,838
  Participant Contributions                                        198,199             -
                                                               -----------   -----------
    Total Receivables                                            2,514,213     2,353,838
                                                               -----------   -----------
NET ASSETS AVAILABLE FOR BENEFITS                              $50,222,777   $30,746,515
                                                               ===========   ===========

See notes to financial statements.

                           GIANT INDUSTRIES, INC. AND
                        AFFILIATED COMPANIES 401(k) PLAN


          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                          2003           2002
ADDITIONS:
  Contributions:
    Participants                                     $  3,430,006   $  3,276,026
    Employer                                            2,316,014      2,353,838
    Rollover                                            1,101,672         14,762
                                                     ------------   ------------
      Total contributions                               6,847,692      5,644,626
                                                     ------------   ------------
  Investment Income (loss)
    Net appreciation/(depreciation) in
      fair value of investments                        16,020,100    (10,073,125)
    Interest and dividends                                531,382        523,453
                                                     ------------   ------------
      Total Investment Income (loss)                   16,551,482     (9,549,672)
                                                     ------------   ------------
DEDUCTIONS:
  Distribution to participants - Benefits
    paid to Participants                                3,903,661      2,445,282
  Service fees                                             19,251         16,495
                                                     ------------   ------------
      Total deductions                                  3,922,912      2,461,777
                                                     ------------   ------------
INCREASE (DECREASE) IN NET ASSETS                      19,476,262     (6,366,823)

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                    30,746,515     37,113,338
                                                     ------------   ------------
  End of year                                        $ 50,222,777   $ 30,746,515
                                                     ============   ============

See notes to financial statements.

                                      -3-

                         GIANT INDUSTRIES, INC. AND
                      AFFILIATED COMPANIES 401(k) PLAN

                       NOTES TO FINANCIAL STATEMENTS
                   YEARS ENDED DECEMBER 31, 2003 AND 2002


1.   DESCRIPTION OF THE PLAN

     The following description of the Giant Industries, Inc. and Affiliated Companies 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Summary Plan Description or the Plan Document for more complete information.

     GENERAL - The Plan was established on July 1, 1993. Through June 20, 2003, employees of Giant Industries, Inc. and Affiliated Companies (the "Company"), with the exception of employees eligible to participate in the Giant Yorktown 401(k) Retirement Savings Plan, were eligible to participate in the Plan on the January 1 or July 1 following 60 days of service for full-time employees or one year of service for part-time employees. One year of service means a minimum of 1,000 hours worked during a 12 month period. The Plan was amended in June 2003 with an effective date of July 1, 2003 to allow both full and part-time employees to be eligible to participate in the Plan immediately upon their date of hire. Eligible employees are able to make pre-tax contributions to the Plan, and the Company may contribute to the Plan as well. The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").

     Effective March 1, 2004, assets in the amount of $5,557,433 were transferred from the Giant Yorktown 401(k) Plan into the Plan and the Yorktown 401(k) Plan was merged into the Plan. For further discussion, see Footnote 8.

     CONTRIBUTIONS - Voluntary salary reductions may be elected by the participant. These pre-tax salary reductions are contributed to the Plan by the participant and range from 1% to 25% of compensation, subject to certain Internal Revenue Code ("IRC") limitations. Effective June 24, 2003, the maximum voluntary pre-tax salary reduction allowed under the Plan increased to 60% of compensation, subject to certain IRC limitations. Effective January 1, 2002, the Plan was amended to allow "catch-up" contributions, in which eligible participants 50 years of age or older will be permitted additional contributions up to $1,000 during 2002, $2,000 during 2003, $3,000 during 2004, $4,000 during 2005, and $5,000 during 2006 (or up to such other amount established by the IRC). Also, participants can make after-tax contributions. After-tax salary reductions are limited to 10 percent of compensation.

     In 2003 and 2002, the Company made discretionary matching contributions of 50% of every pre-tax contribution dollar contributed by eligible participants up to a maximum of 6% of compensation, which totaled $1,416,014 and $1,453,838, respectively. The 2003 matching and discretionary contributions were all funded by the Company as of March 5, 2004. Participants become eligible for the discretionary matching contribution on the first match date (January 1 or July 1) following one year of service. In addition to the discretionary matching contribution, in 2003 and 2002, the Company approved additional discretionary contributions of $900,000, in the form of Company stock, for participants who had met certain eligibility requirements. All 2003 and 2002 discretionary and matching contributions are reflected as Employer Contributions Receivable in the accompanying Statements of Net Assets Available for Benefits.

     Participants must be employed by the Company on the last day of the Plan year to be eligible for Company discretionary contributions.

     DISTRIBUTIONS - Distributions to participants may occur upon participant termination from the Company, total disability, retirement, death or hardship as defined by government regulations. A participant may elect to either receive a lump-sum amount equal to the value of the participant's vested interest in his or her account or rollover the balance to another eligible retirement plan. The Plan had no participant benefit distributions payable at December 31, 2003 and 2002.

     VESTING - As of December 31, 2003, all contributions, including the matching and discretionary contributions made by the Company, to the Plan and the earnings thereon were 100% vested and nonforfeitable.

     PARTICIPANT ACCOUNTS - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     PARTICIPANT LOANS - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their participant-directed account balances, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates that are established at 1% above the prime rate. The loan must be repaid within a period not to exceed five years, unless the loan is used to acquire any dwelling unit as a principal residence of the participant. In such circumstances, the loan's repayment term may not exceed 10 years.

     PLAN ADMINISTRATION - The Company administers the Plan through a 401(k) Administrative Committee (the "Committee") comprised of five employees who are appointed by the Company's Board of Directors. In May 2003, the Board of Directors increased the number of employees on the Committee from four to five. Most expenses pertaining to the administration of the Plan are paid by the Company, at the Company's option. Fidelity Management Trust Company acts as the Plan's trustee, custodian and recordkeeper.

     AMENDMENTS - In January of 2003, the Plan was amended to allow for after-tax contributions in addition to pre-tax contributions. The Company does not match after-tax contributions.

     INVESTMENTS - Participants direct the investment of their contributions and any employer matching contribution into various investment options offered by the Plan, with the exception of the additional discretionary employer contribution, which is in the form of Company stock. The Plan currently offers numerous mutual funds and the Company's common stock as investment options for participants.

     FORFEITED ACCOUNTS - At December 31, 2003 and 2002, forfeited, nonvested accounts totaled $14,620 and $145,595 respectively. These accounts will be used to reduce future employer contributions or plan expenses.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Certain reclassifications were made to the prior year Plan financial statements to conform to current year presentation.

     INVESTMENT VALUATION AND INCOME RECOGNITION - Plan investments are stated at fair value, which is measured by quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     BENEFITS - Benefits are recorded when paid.

     USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

     RISKS AND UNCERTAINTIES - The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3.   INVESTMENTS

     The Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of December 31, 2003 and 2002, are as follows::

                                                       2003           2002
Giant Industries, Inc. Stock Fund                 $ 13,834,547   $  3,606,825
Fidelity Contrafund                                  9,461,477      7,382,228
Fidelity Asset Manager Growth Fund                   4,035,025      2,916,372
Fidelity Retirement Government Money Market Fund     3,219,239      2,187,938
Fidelity Asset Manager Portfolio Fund                3,100,694      2,437,759
Fidelity Aggressive Growth Fund                      2,765,991      1,763,739
Fidelity Government Income Fund                            N/A      2,659,814

     During the Plan years ended December 31, 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value by $16,020,100 and $(10,073,125), respectively, as follows:

                                                                     2003           2002
Giant Industries, Inc. common stock                              $11,065,888   $ (6,602,610)
Mutual funds                                                       4,954,212     (3,470,515)
                                                                 -----------   ------------
Net appreciation (depreciation) in fair value of investments     $16,020,100   $(10,073,125)
                                                                 ===========   ============

4.   NONPARTICIPANT-DIRECTED INVESTMENTS

     Information about the net assets and the significant components of the changes in net assets relating to investments that are not directed by the participants is as follows as of, and for the years ended December 31:

                                                              2003            2002
Net Assets:
  Giant Industries, Inc. Stock Fund                        $10,854,732    $ 3,146,255
                                                           ===========    ===========
Change in net assets:
  Net appreciation (depreciation) in fair value            $ 8,644,246    $(6,011,523)
  Employer contributions                                       900,000        900,000
  Contributions from forfeitures                               110,000              -
  Distributions to participants                               (851,142)      (510,070)
  Transfers to participant-directed investments             (1,081,582)      (287,836)
  Fees                                                         (13,045)        (6,488)
                                                           -----------    -----------
  Net increase (decrease)                                    7,708,477     (5,915,917)
                                                           -----------    -----------
Giant Industries, Inc. Stock Fund - beginning of year        3,146,255      9,062,172
                                                           -----------    -----------
Giant Industries, Inc. Stock Fund - end of year            $10,854,732    $ 3,146,255
                                                           ===========    ===========

5.   FEDERAL INCOME TAX STATUS

     The Plan obtained its latest determination letter dated September 24, 2003 in which the Internal Revenue Service ("IRS") stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC, and accordingly, no provision for income taxes has been included in the Plan's financial statements.

6.   RELATED-PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is an affiliate of the Plan's trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $19,251 and $16,495 for the years ended December 31, 2003 and 2002, respectively.

     At December 31, 2003 and 2002, the Plan held 1,099,277 and 1,159,384 shares, respectively, of common stock of the Company, the sponsoring employer.

7.   PLAN TERMINATION

     Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

8.   SUBSEQUENT EVENTS

     Effective January 1, 2004, the Plan was amended to allow employees to be eligible for matching company contributions on the date of hire. These matching contributions will be made on each pay period. In addition, the amendment added a three year vesting schedule for all employees hired on or after January 1, 2004.

     Effective March 1, 2004, assets in the amount of $5,557,433 were transferred from the Giant Yorktown 401(k) Plan into the Plan and the Yorktown 401(k) Plan was merged into the Plan. Participants in the Plan that would have been participants in the former Yorktown 401(k) Plan will continue to have the same (or similar) benefits under the merged Plan that they had under the former Yorktown 401(k) Plan. In some cases, these benefits are different than the corresponding plan benefits prior to the merger.



                                   ******

                                         GIANT INDUSTRIES, INC. AND
                                      AFFILIATED COMPANIES 401(k) PLAN

                                   FORM 5500, SCHEDULE H, PART IV, LINE 4i
                                   SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                             DECEMBER 31, 2003

         Identity of Issuer,                  Description of Investment Including
         Borrower, Lessor or                    Maturity Date, Rate of Interest,                       Current
           Similar Party                        Collateral, Par or Maturity Value           Cost        Value
----------------------------------------   -------------------------------------------   ----------  -----------
*Fidelity Retirement Government Money
   Market Fund                             Money Market Fund                             $       **  $ 3,219,239
*Fidelity Retirement Money Market Fund     Money Market Fund                                     **       36,370
 Lord Abbett Middle Capital Value A        Mutual Fund                                           **       74,180
 Baron Growth                              Mutual Fund                                           **       41,764
 Janus Advisor Capital Appreciation I Fund Mutual Fund                                           **       25,323
*Fidelity Government Income Fund           Mutual Fund                                           **    2,267,466
*Fidelity Asset Manager Portfolio Fund     Mutual Fund                                           **    3,100,694
*Fidelity Asset Manager Growth Fund        Mutual Fund                                           **    4,035,025
*Fidelity Contrafund                       Mutual Fund                                           **    9,461,477
*Fidelity Growth Company Fund              Mutual Fund                                           **       19,257
*Fidelity Aggressive Growth Fund           Mutual Fund                                           **    2,765,991
*Fidelity Diversified International Fund   Mutual Fund                                           **    1,172,527
*Fidelity Freedom Income                   Mutual Fund                                           **       44,884
*Fidelity Freedom 2000                     Mutual Fund                                           **      112,765
*Fidelity Freedom 2010                     Mutual Fund                                           **      589,605
*Fidelity Freedom 2020                     Mutual Fund                                           **      549,570
*Fidelity Freedom 2030                     Mutual Fund                                           **      304,347
*Fidelity Freedom 2040                     Mutual Fund                                           **      193,973
*Fidelity Spartan U.S. Equity Index Fund   Mutual Fund                                           **    2,017,061
*Fidelity Puritan                          Mutual Fund                                           **      119,437
*Fidelity Trend Fund                       Mutual Fund                                           **        1,360
*Fidelity Ginnie Mae Fund                  Mutual Fund                                           **       27,735
*Fidelity Equity Income Fund               Mutual Fund                                           **        3,647
*Fidelity Investment Grade Bond Fund       Mutual Fund                                           **        1,255
*Fidelity Intermediate Bond Fund           Mutual Fund                                           **       24,970
*Fidelity Capital & Income                 Mutual Fund                                           **       12,660
*Fidelity Value Fund                       Mutual Fund                                           **        4,043
*Fidelity Mortgage Security Fund           Mutual Fund                                           **        5,022
*Fidelity OTC Portfolio                    Mutual Fund                                           **        5,163
*Fidelity Overseas Fund                    Mutual Fund                                           **        4,208
*Fidelity Pac Basin                        Mutual Fund                                           **          223
*Fidelity Real Estate Fund                 Mutual Fund                                           **      113,032
*Fidelity Balanced Fund                    Mutual Fund                                           **          862
*Fidelity Cap Appreciation Fund            Mutual Fund                                           **        3,173
*Fidelity Conv Security Fund               Mutual Fund                                           **          220
*Fidelity Canada Fund                      Mutual Fund                                           **       26,158
*Fidelity Utilities Fund                   Mutual Fund                                           **        1,687
*Fidelity Blue Chip Fund                   Mutual Fund                                           **       11,203
*Fidelity Disciplined Equity Fund          Mutual Fund                                           **        1,575
*Fidelity Low Priced Stock Fund            Mutual Fund                                           **      731,050
*Fidelity Worldwide                        Mutual Fund                                           **        1,811
*Fidelity Equity Income II Fund            Mutual Fund                                           **      123,002
*Fidelity Asset Manager Income Fund        Mutual Fund                                           **       73,317
*Fidelity Dividend Growth Fund             Mutual Fund                                           **      159,421
*Fidelity Emerging Markets Fund            Mutual Fund                                           **       22,259
*Fidelity New Market Income Fund           Mutual Fund                                           **       40,700
*Fidelity Export and Multinational Fund    Mutual Fund                                           **          225



                                                                                                     (Continued)

                                                      -9-

                                         GIANT INDUSTRIES, INC. AND
                                      AFFILIATED COMPANIES 401(k) PLAN

                                   FORM 5500, SCHEDULE H, PART IV, LINE 4i
                                   SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                             DECEMBER 31, 2003

         Identity of Issuer,                  Description of Investment Including
         Borrower, Lessor or                    Maturity Date, Rate of Interest,                       Current
           Similar Party                        Collateral, Par or Maturity Value           Cost        Value
----------------------------------------   -------------------------------------------   ----------  -----------
 *Fidelity Global Balance Fund              Mutual Fund                                           ** $         6
 *Fidelity Small Capital Stock Fund         Mutual Fund                                           **       2,144
 *Fidelity Japan Fund                       Mutual Fund                                           **      21,999
 *Spartan Total Market Index Fund           Mutual Fund                                           **         716
 *Fidelity Short Term Bond Fund             Mutual Fund                                           **      20,311
 *Fidelity Managed Income Portfolio         Mutual Fund                                           **     144,294
 *Fidelity Institutional Short Interim
  Government Fund                           Mutual Fund                                           **         283
 *Fidelity Aggressive International Fund    Mutual Fund                                           **         318
 *Fidelity Small Cap Independence           Mutual Fund                                           **       6,835
 *Fidelity Mid Cap Stock Fund               Mutual Fund                                           **     224,005
 *Fidelity Large Cap Stock Fund             Mutual Fund                                           **       2,353
 *Fidelity Asset Manager Aggressive         Mutual Fund                                           **       7,997
 *Fidelity Southeast Asia                   Mutual Fund                                           **         384
 *Fidelity Structured Mid Cap Growth Fund   Mutual Fund                                           **      20,002
 *Fidelity Inflation Protected Bond         Mutual Fund                                           **      43,810
 *Fidelity Ultrashort Bond Fund             Mutual Fund                                           **         290
 *Fidelity International Small Cap Fund     Mutual Fund                                           **      56,449
 *Fidelity Total Bond Fund                  Mutual Fund                                           **         286
 *Fidelity Small Cap Retirement             Mutual Fund                                           **       3,361
 *Fidelity Fifty Fund                       Mutual Fund                                           **      59,736
 *Fidelity US Bond Index Fund               Mutual Fund                                           **      13,014
 *Fidelity Structured Large Cap Value Fund  Mutual Fund                                           **       1,378
 *Fidelity Structured Mid Cap Value Fund    Mutual Fund                                           **       1,431
 *Participant-directed - Giant
  Industries, Inc. Stock Fund              Stock Fund                                             **   2,979,815
 *Non participant-directed - Giant
  Industries, Inc. Stock Fund              Stock Fund                                     5,773,831   10,854,732
 Participant notes receivable              Participant loan, interest at
                                           prime plus 1.00% (5.0% to 11.0% at
                                           December 31, 2003, maturing from
                                           2004 to 2013)                                         **    1,691,679
                                                                                                     -----------
                                                                                                     $47,708,564
                                                                                                     ===========
 *Permitted party-in-interest
**Cost information is not required for participant-directed investments and therefore is not included.

(Concluded)

                                                      -10-